SUNVALLEY SOLAR, INC.

398 Lemon Creek Drive, Suite A

walnut, ca 91789

(909) 598-0618

Via EDGAR

June 29, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re:

Sunvalley Solar, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 22, 2011

File No. 333-171878

Amendment No. 3 to Form 10-K for the Fiscal Year Ended March 31, 2010

Filed June 20, 2011

File No. 333-171878

Dear Mr. Ingram:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated June 29, 2011 by Jay Ingram, Legal Branch Chief of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sunvalley Solar, Inc.

By: /s/ James Zhang

James Zhang

President, Chief Executive Officer and Director